   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 23, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

                          Notice of Offer to Purchase

           All of the Outstanding Class A and Class B Common Shares

                                      of

                      Simon Transportation Services Inc.

                                      at

                           $7.00 Net Cash Per Share

                                      by

                                  Jerry Moyes

   Jerry Moyes ("Purchaser") hereby offers to purchase all of the outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), at $7.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their own name and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who own Shares through a broker or nominee may be charged a fee by such broker or nominee to tender.

                THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
             5:00 P.M. EASTERN TIME, ON WEDNESDAY, JUNE 21, 2000,
                         UNLESS THE OFFER IS EXTENDED.

   The purpose of the Offer is to enable Purchaser to acquire control of the Company. Purchaser intends to review the Company's business, operations, capitalization, and management with a view toward improving the Company's potential. Purchaser has no present plans, proposals, or negotiations that would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's present capitalization, dividend policy, employee benefit plans, corporate structure, or business or, except for the hiring of a new chief executive officer, any material changes or reductions in the composition of its management or personnel.

   Following the consummation of the Offer, it is Purchaser's preference that the Class A Common Shares continue to be listed on the Nasdaq National Market if the Company continues to meet the listing requirements and the Purchaser believes the number of publicly held Shares justifies continuing to meet the reporting and disclosure obligations of the SEC. If these factors are not met, Purchaser may propose corporate action to take the Company private. In that instance, holders of Shares other than Purchaser and persons affiliated with him would receive cash for their shares and no longer be stockholders.

   The Offer is conditioned upon, among other things, (i) there being validly tendered prior to the expiration of the Offer and not withdrawn, a number of Shares, which, together with the Shares deemed to be beneficially owned by Purchaser and certain persons affiliated with him, will constitute at least a majority of the voting power of the outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer; (ii) there being validly tendered and not withdrawn at least 450,000 Class B Common Shares deemed to be beneficially owned, directly or indirectly through any trust or otherwise, by Richard D. Simon; (iii) Purchaser and his designees being elected or appointed to fill a majority of the directorships comprising the entire Board of Directors of the Company; (iv) the Company giving Purchaser access to perform a due diligence examination of the Company's assets, liabilities, facilities, business operations, personnel, customers, and other matters and Purchaser's satisfaction, in his sole discretion, with the results of such examination; (v) the continuing effectiveness of the Company's waiver of all applicable anti-takeover statutes, including, sections 78.411, et seq. and 78.378, et seq. of the Nevada General Corporation Law; and (vi) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder as well as compliance with any other applicable antitrust laws. The Offer also is conditioned upon certain other conditions described in Section 14 of the Offer to Purchase. For purposes of the Offer, Purchaser will have purchased Shares validly tendered as, if, and when Purchaser gives notice to Wilmington Trust Company (the "Depositary") of Purchaser's acceptance for payment of such Shares. Payment will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for validly tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. If any tendered Shares are not purchased, Share Certificates (as defined in the Offer to Purchase) for the unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedure set forth in Section 2 of the Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination, or withdrawal of the Offer. Payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder of the same class pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price of the Shares to be paid by Purchaser.

   Subject to SEC rules and regulations, Purchaser reserves the right to (i) extend, in Purchaser's sole discretion, the period of time during which the Offer is open, and thereby delay acceptance for payment of any Shares, by giving oral or written notice of such extension and delay to the Depositary and (ii) amend the Offer or waive any condition by giving oral or written notice of such amendment or waiver to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Any extension, amendment, delay, waiver, or termination will be followed promptly by public announcement. In the case of an extension, the announcement will be issued no later than the earlier of (i) 9:00 a.m. Eastern time, on the next business day after the previously scheduled Expiration Date (as defined in the Offer to Purchaser) or
(ii) the first opening of the Nasdaq National Market on the next business day after the previously scheduled Expiration Date. Purchaser may include a "subsequent offering period." Rule 14d-11 under the Exchange Act provides that a bidder may, subject to certain conditions, elect to provide a subsequent offering period of three business days to 20 business days so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding Shares,
(iii) the bidder accepts and promptly pays for all Shares tendered during the Offer, (iv) the bidder announces the results of the Offer, including the approximate number and percentage of Shares deposited no later than 9:00 a.m., Eastern time on the next business day after the Expiration Date and immediately begins the subsequent offering period, (v) the bidder immediately accepts and promptly pays for the Shares as they are tendered during the subsequent offering period, and (vi) the bidder pays the Offer Price for all Shares tendered in the subsequent offering period.

   Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 21, 2000. For a withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. The withdrawal must otherwise follow the procedures discussed in Section 3 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in his sole discretion. None of Purchaser, the Information Agent, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a stockholder who receives cash in exchange for Shares pursuant to the Offer will recognize gain or loss for federal income tax purposes equal to the difference (if any) between the amount of cash received and such stockholder's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of the exchange. All stockholders should consult with their tax advisors as to the particular tax consequences of the Offer to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer, see
Section 5 of the Offer to Purchase.

   The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Company's board of directors has resolved to remain neutral toward the Offer, has waived the restrictions contained in all anti-takeover statutes, and has furnished Purchaser with stockholder information to facilitate the Offer. The board's actions are conditioned upon Purchaser and persons affiliated with him acquiring shares with a majority of the total voting power prior to August 31, 2000, and the board's continuing fiduciary obligations. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

   Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such additional copies will be furnished at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)
                         Call Toll-Free (800) 322-2885

May 23, 2000